UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           HOLOPAK TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   436451 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                           Copies of Communication To:

                                 Robert J. Simon
                           c/o Bradford Ventures, Ltd.
                        One Rockefeller Plaza, Suite 1722
                            New York, New York 10020
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 17, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 436451 10 8               SCHEDULE 13D           Page 2 of 23 Pages
---------------------------                                --------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Bradford Venture Partners, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  /  /
                                                                      (b)  /X /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        /  /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   New Jersey
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

                              753,086
NUMBER OF            ----------------------------------------------------------
SHARES                8  SHARED VOTING POWER
BENEFICIALLY                      0
OWNED BY EACH        ----------------------------------------------------------
REPORTING            9  SOLE DISPOSITIVE POWER
PERSON WITH                     753,086
                     ----------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   753,086

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  /  /

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   22.5% (1)

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   PN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 436451 10 8               SCHEDULE 13D           Page 3 of 23 Pages
---------------------------                                --------------------



                             FOOTNOTES TO COVER PAGE
                                 OF SCHEDULE 13D

                         BRADFORD VENTURE PARTNERS, L.P.

         The following footnotes to the cover page of 13D for Bradford Venture Partners, L.P. ("BVP") are added to read as follows:

         (1) Represents the aggregate amount of shares of voting common stock, par value $.01 per share (the "HoloPak Common Stock"), of HoloPak Technologies, Inc., a Delaware corporation (the "Company") that BVP may be deemed to beneficially own (753,086) divided by the number of issued and outstanding shares of HoloPak Common Stock as of the date hereof (3,347,689), which number includes the 753,086 issued and outstanding shares of non-voting common stock, par value $.01 per share, of the Company (the "Class A Common Stock" and together with the HoloPak Common Stock, the "Common Stock").

CUSIP No. 436451 10 8               SCHEDULE 13D           Page 4 of 23 Pages
---------------------------                                --------------------



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Robert J. Simon

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  /  /
                                                                (b)  /X /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     /  /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.

--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER

                                    17,880  (1)
NUMBER OF                ------------------------------------------------------
SHARES                   8         SHARED VOTING POWER
BENEFICIALLY                          753,086 (2)
OWNED BY EACH            ------------------------------------------------------
REPORTING                9         SOLE DISPOSITIVE POWER
PERSON WITH
                                      17,880 (1)
                         ------------------------------------------------------
                         10         SHARED DISPOSITIVE POWER

                                      753,086 (2)
                         ------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,524,052 (1) (2) (3)

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   /  /

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.4% (4)

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 436451 10 8               SCHEDULE 13D           Page 5 of 23 Pages
---------------------------                                --------------------

                             FOOTNOTES TO COVER PAGE
                                 OF SCHEDULE 13D

                                 ROBERT J. SIMON

         The following footnotes to the cover page of 13D for Robert J. Simon are added to read as follows:

         (1) Includes presently exercisable options to purchase 12,000 shares of HoloPak Common Stock.

         (2) Mr. Simon is a partner of Bradford Associates, a general partnership ("BA"). BA is a general partner of Bradford Venture Partners, L.P. ("BVP"), the record owner of 753,086 shares specified in rows 8, 10 and 11. Mr. Simon may be deemed to share beneficial ownership of these shares of HoloPak Common Stock with BVP due to the fact that BA possesses voting control and dispositive power over such shares.

         (3) Mr. Simon may be deemed to share beneficial ownership of 753,086 shares of Class A Common Stock owned of record by OPIP due to his being the Chairman of the Board of Directors of OPI, Ltd., the managing partner of OPIP.

         (4) Represents the aggregate amount of shares of Common Stock and options to purchase shares of HoloPak Common Stock that Mr. Simon may be deemed to beneficially own (1,524,052 shares), divided by (i) the number of issued and outstanding shares of HoloPak Common Stock as of the date hereof (3,347,689), which number includes the 753,086 shares of Class A Common Stock, plus (ii) the shares of HoloPak Common Stock issuable upon exercise of the 12,000 options of Mr. Simon.

CUSIP No. 436451 10 8               SCHEDULE 13D              Page 6 of 23 Pages
---------------------                                         ------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Overseas Private Investor Partners

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /  /
                                                                      (b) /X /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

                   OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     /  /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Bermuda

--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
                              753,086 (1)
NUMBER OF            -----------------------------------------------------------
SHARES               8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                     0
REPORTING            -----------------------------------------------------------
PERSON WITH           9   SOLE DISPOSITIVE POWER

                               753,086 (1)
                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                                 0


--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                   753,086 (1)

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         /  /


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   22.5% (2)

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   PN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 436451 10 8               SCHEDULE 13D              Page 7 of 23 Pages
--------------------                                          ------------------


                             FOOTNOTES TO COVER PAGE
                                 OF SCHEDULE 13D

                       OVERSEAS PRIVATE INVESTOR PARTNERS

         The following footnotes to the cover page of 13D for Overseas Private Investor Partners ("OPIP") are added to read as follows:

         (1) OPIP beneficially owns 753,086 shares of Class A Common Stock of the Company. The Class A Common Stock is non-voting, but is convertible into Holopak Common Stock at any time and from time to time.

         (2) Represents the aggregate amount of Common Stock beneficially owned by OPIP (753,086 shares of Class A Common Stock), divided by the number of issued and outstanding shares of HoloPak Common Stock as of the date hereof (3,347,689), which number includes the 753,086 shares of Class A Common Stock.

CUSIP No. 436451 10 8               SCHEDULE 13D              Page 8 of 23 Pages
--------------------                                          ------------------



--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   James L. Rooney
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  /  /
                                                                      (b)  /X/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.
--------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

                                   66,667 (1)
                     -----------------------------------------------------------
NUMBER OF
SHARES                8       SHARED VOTING POWER
BENEFICIALLY                          0
OWNED BY EACH        -----------------------------------------------------------
REPORTING
PERSON WITH           9       SOLE DISPOSITIVE POWER
                                   66,667 (1)
                     -----------------------------------------------------------

                      10      SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON\

                   66,667 (1)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   2.0%(2)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 436451 10 8               SCHEDULE 13D              Page 9 of 23 Pages
---------------------                                         ------------------



                             FOOTNOTES TO COVER PAGE
                                 OF SCHEDULE 13D

                                 JAMES L. ROONEY

         The following footnotes to the cover page of 13D for James L. Rooney are added to read as follows:

         1. Represents presently exercisable options to purchase 66,667 shares of HoloPak Common Stock.

         2. Represents the aggregate amount of options to purchase shares of HoloPak Common Stock beneficially owned by Mr. Rooney (66,667), divided by (i) the number of issued and outstanding shares of Common Stock as of the date hereof (3,347,689), which number includes the 753,086 shares of Class A Common Stock, plus (ii) the shares of HoloPak Common Stock issuable upon exercise of the 66,667 options of Mr. Rooney.

CUSIP No. 436451 10 8               SCHEDULE 13D             Page 10 of 23 Pages
---------------------                                        -------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Brian Kelly
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  / /
                                                                       (b)  /X/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER

NUMBER OF                                  8,000 (1)
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8         SHARED VOTING POWER
OWNED BY EACH
REPORTING                                     0
PERSON WITH                  ---------------------------------------------------
                             9         SOLE DISPOSITIVE POWER

                                           8,000 (1)
                             ---------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON\

                   8,000 (1)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.2%(2)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 436451 10 8               SCHEDULE 13D             Page 11 of 23 Pages
---------------------                                        -------------------


                             FOOTNOTES TO COVER PAGE
                                 OF SCHEDULE 13D

                                   Brian Kelly

         The following footnotes to the cover page of 13D for Brian Kelly are added to read as follows:

         1. Represents presently exercisable options to purchase 8,000 shares of HoloPak Common Stock.

         2. Represents the aggregate amount of options to purchase shares of HoloPak Common Stock beneficially owned by Mr. Kelly (8,000), divided by (i) the number of issued and outstanding shares of Common Stock as of the date hereof (3,347,689), which number includes the 753,086 shares of Class A Common Stock, plus (ii) the shares of HoloPak Common Stock issuable upon exercise of such 8,000 options of Mr. Kelly.

CUSIP No. 436451 10 8               SCHEDULE 13D             Page 12 of 23 Pages
---------------------                                        -------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Michael S. Mathews
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER

NUMBER OF                                  17,880 (1)
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8        SHARED VOTING POWER
OWNED BY EACH
REPORTING                                      0
PERSON WITH                  ---------------------------------------------------
                             9        SOLE DISPOSITIVE POWER

                                           17,880 (1)
                             ---------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                                0
                             ---------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON\

                   17,880 (1)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.5% (2)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 436451 10 8               SCHEDULE 13D             Page 13 of 23 Pages
--------------------                                         -------------------



                             FOOTNOTES TO COVER PAGE
                                 OF SCHEDULE 13D

                               MICHAEL S. MATHEWS

         The following footnotes to the cover page of 13D for Michael S. Mathews are added to read as follows:

         1. Includes presently exercisable options to purchase 12,000 shares of HoloPak Common Stock.

         2. Represents the aggregate amount of shares of HoloPak Common Stock and options to purchase shares of HoloPak Common Stock beneficially owned by Mr. Mathews (17,800), divided by (i) the number of issued and outstanding shares of Common Stock as of the date hereof (3,347,689), which number includes the 753,086 shares of Class A Common Stock, plus (ii) the shares of HoloPak Common Stock issuable upon exercise of such 12,000 options of Mr. Mathews.

CUSIP No. 436451 10 8               SCHEDULE 13D             Page 14 of 23 Pages
--------------------                                         -------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Harvey S. Share
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  / /
                                                                       (b) /X/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          / /
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER

NUMBER OF                                  2,000 (1)
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8        SHARED VOTING POWER
OWNED BY EACH
REPORTING                                     0
PERSON WITH                  ---------------------------------------------------
                             9        SOLE DISPOSITIVE POWER

                                                  2,000 (1)
                             ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON\

                   2,000 (1)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.06% (2)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 436451 10 8               SCHEDULE 13D             Page 15 of 23 Pages
--------------------                                         -------------------


                            FOOTNOTES TO COVER PAGE
                                OF SCHEDULE 13D

                                HARVEY S. SHARE

         The following footnotes to the cover page of 13D for Harvey S. Share are added to read as follows:

         1. Represents presently exercisable options to purchase 2,000 shares of Common Stock.

         2. Represents the aggregate amount of options to purchase shares of HoloPak Common Stock beneficially owned by Mr. Share (2,000), divided by (i) the number of issued and outstanding shares of Common Stock as of the date hereof (3,347,689), which number includes the 753,086 shares of Class A Common Stock, plus (ii) the shares of HoloPak Common Stock issuable upon exercise of such 2,000 options of Mr. Share.

CUSIP No. 436451 10 8               SCHEDULE 13D             Page 16 of 23 Pages
--------------------                                         -------------------


         Bradford Venture Partners, L.P., a New Jersey limited partnership, Robert J. Simon and Overseas Private Investor Partners, a Bermuda general partnership, have previously filed statements on Schedule 13G, rather than
Schedule 13D, with respect to their beneficial ownership of equity securities of the Company (as defined in Item 1). This statement on Schedule 13D is filed to report the purported formation of a Section 13D group by the execution of the Shareholder Agreement (as defined in Item 4) by Bradford Venture Partners, L.P., Robert J. Simon, Overseas Private Investor Partners, James L. Rooney, Brian Kelly, Michael S. Mathews and Harvey S. Share (collectively, the "Reporting Persons").

Item 1.  Security and Issuer.
---------------------------

         This statement on Schedule 13D (the "Statement") relates to the shares of common stock of HoloPak Technologies, Inc., a Delaware corporation (the "Company"). The issued and outstanding common stock of the Company is divided into two classes: voting common stock, par value $.01 per share ("HoloPak Common Stock") and non-voting Class A Common Stock, par value $.01 per share ("Class A Common Stock" and together with the HoloPak Common Stock, the "Common Stock"). The Class A Common Stock is not entitled to vote on any matter on which the stockholders of the Company are entitled to vote. However, the Class A Common Stock may be converted on a one-for-one basis into HoloPak Common Stock at any time and from time to time. The address of the principal executive office of the Company is 9 Cotters Lane, East Brunswick, New Jersey 08816.

Item 2.  Identity and Background.
--------------------------------

                  (a)-(b) (i) The Reporting Persons are: (1) Bradford Venture Partners, L.P., a New Jersey limited partnership ("BVP"), with its principal business office at 44 Nassau Street, Princeton, NJ 08542; (2) Robert J. Simon, an individual with his office at Bradford Ventures, Ltd., One Rockefeller Plaza, Suite 1722, New York, NY 10020; (3) Overseas Private Investor Partners, a Bermuda general partnership ("OPIP"), with its principal business office at Clarendon House, Church Street, Hamilton 5-31, Bermuda; (4) James L. Rooney, an individual whose address is 1272 Camelot Lane, Lemont, IL 60439; (5) Brian Kelly, an individual with his office at Delafoil, Inc., 232 Shoemaker Road, Pottstown, PA 19464; (6) Michael S. Mathews, an individual whose address is 193 Elm Road, Princeton, NJ 08540; and (7) Harvey S. Share, an individual with his office at 250 Ridgefield Avenue, Suite R6, Florham Park, NJ 07932.

                  (ii) The name of the general partner of BVP is Bradford Associates ("BA"), a general partnership, with its office at 44 Nassau Street, Princeton, NJ 08542.

                  (iii) The partners of BA are Robert J. Simon and Barbara M. Henagan. The principal address of Barbara M. Henagan is 35 Valley Road, Atlanta, GA 30305.

                  (iv) The partners of OPIP are BA and Overseas Private Investors, Ltd. ("OPI, Ltd."), a Bermuda company. The business address for OPI, Ltd. is Clarendon House, Church Street, Hamilton 5-31, Bermuda.

          (c) (i) The principal occupation of Robert J. Simon is investment banker.

                  (ii) The principal business of BVP is to invest in various business entities.

                 (iii) The principal business of OPIP is to invest in various business entities.

                  (iv) The principal business of OPI, Ltd. is to invest in various business entities.

CUSIP No. 436451 10 8               SCHEDULE 13D             Page 17 of 23 Pages
---------------------                                        -------------------


                  (v) The principal business of BA is to invest in various business entities.

                  (vi) The principal occupation of James L. Rooney is President and Chief Executive Officer of the Company.

                  (vii) The principal occupation of Brian Kelly is Chief Executive Officer of Delafoil, Inc., 232 Shoemaker Road, Pottstown, PA 19464.

                (viii) The  principal   occupation  of  Michael  S.  Mathews  is
investment banker with Westgate Capital Co., 41 East 57th Street, Suite 3400, New York, NY 10022.

                  (ix) The principal occupation of Harvey S. Share is industry consulting.

         (d) None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of OPI, Ltd., BA, Barbara M. Henagan, nor any of the directors and executive officers of OPI, Ltd., during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of OPI, Ltd., BA, Barbara M. Henagan, nor any of the directors and executive officers of OPI, Ltd., during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      (i)   Each of Robert J. Simon,  James L. Rooney,  Brian Kelly,
                        Michael  S.  Mathews,  Harvey S.  Share and  Barbara  M.
                        Henagan is a United States citizen.

                  (ii)  BVP is a New Jersey limited partnership.

                 (iii)  OPIP is a Bermuda general partnership.

                  (iv)  OPI, Ltd. is a Bermuda company.

                   (v)  BA is a New Jersey general partnership.

         Each of the Reporting Persons states that it, he or she, as the case may be, is included in this filing solely for the purpose of presenting information with respect to the ownership of the shares of Common Stock and disclaims any knowledge, except as hereinafter expressly set forth, as to any statements made herein on behalf of any other Reporting Person. Each Reporting Person is signing this statement only as to information respecting or furnished by such person, and makes no representation as to information furnished by any other Reporting Person.

         The Reporting Persons are making this filing in the event that they are collectively deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 436451 10 8               SCHEDULE 13D             Page 18 of 23 Pages
---------------------                                        -------------------



Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date of this filing:

         (i) BVP directly and beneficially owns 753,086 shares of HoloPak Common Stock. BVP acquired 3,309,750 shares of HoloPak Common Stock in January 1990 for $3,309,750. In September 1991, the Company effected a 1 for 3.55 reverse stock split which decreased the number of shares of HoloPak Common Stock held by BVP to 932,324. On September 20, 1991, pursuant to an initial public offering by the Company, BVP sold 153,738 of its shares of HoloPak Common Stock for $2,286,476.68. On November 10, 1993, BVP sold 500 shares of its HoloPak Common Stock for $5,562.50; on November 11, 1993, BVP sold an additional 15,000 shares of its HoloPak Common Stock for $162,187.50; and on December 10, 1993, BVP sold 10,000 shares of its HoloPak Common Stock for $107,500. Funds for the purchase of these shares of HoloPak Common Stock were provided from private investors.

         (ii) Robert J. Simon directly and beneficially owns 5,880 shares of HoloPak Common Stock and presently exercisable options to purchase 12,000 shares of HoloPak Common Stock. He acquired 5,880 shares of HoloPak Common Stock in January 1990 and paid $20,874 for these shares. The 12,000 options were granted to Robert J. Simon as follows: 2,000 options were granted on September 14, 1993 and became exercisable on the same date, with an exercise price of $9.625; 2,000 options were granted on September 8, 1994 and became exercisable on the same date, with an exercise price of $9.15; 2,000 options were granted on September 7, 1995 and became exercisable on the same date, with an exercise price of $6.00; 2,000 options were granted on September 20, 1996 and became exercisable on the same date, with an exercise price of $3.56; 2,000 options were granted on September 26, 1997 and became exercisable on the same date, with an exercise price of $3.50; and 2,000 options were granted on September 25, 1998 and became exercisable on the same date, with an exercise price of $1.8125. Funds for the purchase of the shares of HoloPak Common Stock were provided by personal investment funds of Mr. Simon. Funds for the future exercise of the options to purchase 12,000 shares of HoloPak Common Stock will be provided by personal investment funds of Mr. Simon.

         (iii) OPIP directly and beneficially owns 753,086 shares of Class A Common Stock. OPIP acquired 3,309,750 shares of Class A Common Stock in January 1990 for $3,309,750. In September 1991, the Company effected a 1 for 3.55 reverse stock split which decreased the number of shares of Class A Common Stock held by OPIP to 932,324. On September 20, 1991, pursuant to an initial public offering by the Company, OPIP sold 153,738 shares of its Class A Common Stock for $2,286,476.68. On November 10, 1993, OPIP sold 500 shares of its Class A Common Stock for $5,562.50, on November 11, 1993, OPIP sold an additional 15,000 shares of its Class A Common Stock for $162,187.50; and on December 10, 1993, OPIP sold 10,000 shares of its Class A Common Stock for $107,500. Funds for the purchase of these shares of Class A Common Stock were provided from private investors.

         (iv) James L. Rooney directly and beneficially owns presently exercisable options to purchase 66,667 shares of HoloPak Common Stock. James L. Rooney also owns options to purchase 33,333 shares of HoloPak Common Stock which are exercisable on or after March 1, 1999. The 66,667 options were granted to James L. Rooney as follows: 33,334 options were granted on September 26, 1997 and became exercisable on March 31, 1998, with an exercise price of $3.25; and 33,333 options were granted on September 26, 1997 and became exercisable on September 1, 1998, with an exercise price of $3.25. The 33,333 options that are currently not exercisable until March 1, 1999 have an exercise price of $3.25. Funds for the future exercise of options will be provided by personal investment funds of Mr. Rooney.

         (v) Brian Kelly directly and beneficially owns presently exercisable options to purchase 8,000 shares of HoloPak Common Stock. The 8,000 options were granted to Mr. Kelly as follows: 2,000 options were granted on September 7, 1995 and became exercisable on the same date, with an exercise price of $6.00; 2,000 options were

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CUSIP No. 436451 10 8               SCHEDULE 13D             Page 19 of 23 Pages
---------------------                                        -------------------



granted on September 20, 1996 and became exercisable on the same date, with an exercise price of $3.56; 2,000 options were granted on September 26, 1997 and became exercisable on the same date, with an exercise price of $3.50; 2,000 options were granted on September 25, 1998 and became exercisable on the same date, with an exercise price of $1.8125. Funds for the future exercise of options will be provided by personal investment funds of Mr. Kelly.

         (vi) Michael S. Mathews directly and beneficially owns 5,880 shares of HoloPak Common Stock and presently exercisable options to purchase 12,000 shares of HoloPak Common Stock. He acquired 5,880 shares of HoloPak Common Stock in January 1990 and paid $20,874 for those shares. The 12,000 options were granted to Michael S. Mathews as follows: 2,000 options were granted on September 14, 1993 and became exercisable on the same date, with an exercise price of $9.625; 2,000 options were granted on September 8, 1994 and became exercisable on the same date, with an exercise price of $9.15; 2,000 options were granted on September 7, 1995 and became exercisable on the same date, with an exercise price of $6.00; 2,000 options were granted on September 20, 1996 and became exercisable on the same date, with an exercise price of $3.56; 2,000 options were granted on September 26, 1997 and became exercisable on the same date, with an exercise price of $3.50; and 2,000 options were granted on September 25, 1998 and became exercisable on the same date, with an exercise price of $1.8125. Funds for the purchase of the shares were provided by personal investment funds of Mr. Mathews. Funds for the future exercise of the options to purchase 12,000 shares of HoloPak Common Stock will be provided by personal investment funds of Mr. Mathews.

         (vii) Harvey S. Share directly and beneficially owns presently exercisable options to purchase 2,000 shares of HoloPak Common Stock. The 2,000 options were granted to him on September 25, 1998 and became exercisable on the same date, with an exercise price of $1.8125. Funds for the future exercise of options will be provided by personal investment funds of Mr. Share.

Item 4.  Purpose of Transaction.

         Each of the Reporting Persons originally acquired its or his shares of Common Stock for investment purposes.

         On November 17, 1998, each of the Reporting Persons entered into a Shareholder Agreement (the "Shareholder Agreement") with Foilmark, Inc., a Delaware corporation ("Foilmark") and Foilmark Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Foilmark ("Foilmark Sub"), under which the Reporting Persons agreed, among other things, and subject to the fiduciary duties of certain of the Reporting Persons as directors and officers of the Company, (i) not to sell, transfer, pledge, assign or otherwise dispose of their shares of Common Stock and (ii) to vote in favor of the merger (the "Merger") of HoloPak with and into Foilmark Sub, with Foilmark Sub as the surviving corporation in the Merger, pursuant to an Agreement and Plan of Merger, dated as of November 17, 1998 (the "Merger Agreement"), by and among HoloPak, Foilmark and Foilmark Sub.

         Pursuant to the Merger and subject to the terms and conditions of the Merger Agreement, each of the outstanding shares of HoloPak Common Stock will be converted into the right to receive (i) 1.11 shares of common stock, par value $.01 per share, of Foilmark ("Foilmark Common Stock"), and (ii) $1.42 in cash. As a result of the Merger, shareholders of HoloPak will be shareholders of Foilmark, and Foilmark Sub will continue to conduct its business and operations as a wholly-owned subsidiary of Foilmark.

         A copy of the Shareholder Agreement and the Merger Agreement are attached hereto and are incorporated herein by reference.

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CUSIP No. 436451 10 8               SCHEDULE 13D             Page 20 of 23 Pages
--------------------                                         -------------------



         Other than as expressly set forth in this Statement, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in this Item 4.

Item 5.  Interest in Securities of the Issuer.

         (a) The table below sets forth the aggregate number and percentage of the outstanding shares of Common Stock owned beneficially by the Reporting
Persons:


                                       Number of          Percentage of
                                       Shares of          Outstanding Shares of
Name                                   Common Stock       Common Stock (1)(2)
----                                   ------------       ------------
Bradford Venture Partners, L.P.             753,086        22.5%
Robert J. Simon                        1,524,052 (3)       45.4%
Overseas Private Investor Partners       753,086 (4)       22.5%
James L. Rooney                           66,667 (5)        2.0%
Brian Kelly                                8,000 (6)        0.2%
Michael S. Mathews                        17,880 (7)        0.5%
Harvey S. Share                            2,000 (8)       0.06%

-------------------

(1) Based upon 3,347,689 shares of Common Stock outstanding as of November 17, 1998, assuming that all 753,086 shares of Class A Common Stock owned by OPIP have been converted into HoloPak Common Stock.

(2) Assumes that only the holder's presently exercisable options are exercised and therefore the underlying shares of HoloPak Common Stock of such options are issued and outstanding.

(3)      Includes  5,880 shares of HoloPak Common Stock directly owned by Robert
         J. Simon. Also includes presently exercisable options to purchase 12,000 shares of HoloPak Common Stock. Also includes 753,086 shares of HoloPak Common Stock owned of record by BVP, as to which he may be deemed to beneficially own due to his having voting and dispositive power over such shares because Mr. Simon holds a partnership interest in BA, the general partner of BVP. Also includes 753,086 shares of Class A Common Stock owned of record by OPIP, as to which he may be deemed to beneficially own due to his being the Chairman of the Board of Directors of OPI, Ltd., the managing partner of OPIP. Robert J. Simon disclaims beneficial ownership of the 753,086 shares of HoloPak Common Stock owned by BVP and the 753,086 shares of Class A Common Stock owned by OPIP.

(4) These 753,086 shares are Class A Common Stock which may be converted at any time and from time to time into HoloPak Common Stock.

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CUSIP No. 436451 10 8               SCHEDULE 13D             Page 21 of 23 Pages
--------------------                                         -------------------



(5) Represents presently exercisable options to purchase 66,667 shares of HoloPak Common Stock

(6) Represents presently exercisable options to purchase 8,000 shares of HoloPak Common Stock.

(7) Includes presently exercisable options to purchase 12,000 shares of HoloPak Common Stock.

(8) Represents resently exercisable options to purchase 2,000 shares of HoloPak Common Stock.

         The Reporting Persons may be deemed to beneficially own, to the best of their knowledge, an aggregate of 1,618,599 shares of Common Stock (including 100,667 options to purchase shares of HoloPak Common Stock owned by the Reporting Persons), representing approximately 46.9% of the outstanding Common Stock (assuming 100,667 presently exercisable options to purchase HoloPak Common Stock owned by the Reporting Persons have been exercised). The Reporting Persons are direct owners of an aggregate of 764,846 shares of HoloPak Common Stock; 753,086 shares of Class A Common Stock and 100,667 presently exercisable options to purchase HoloPak Common Stock.

         (b) Robert J. Simon may be deemed to possess the power to vote and dispose of the shares of HoloPak Common Stock owned by BVP. Robert J. Simon has the sole power to vote and dispose of 5,880 shares of HoloPak Common Stock and the power to dispose of options to purchase 12,000 shares of HoloPak Common Stock. BVP has the sole power to vote and dispose of 753,086 shares of HoloPak
Common  Stock.  OPIP has the sole power to dispose of 753,086  shares of Class A
Common Stock. James L. Rooney has the sole power to dispose of options to purchase 66,667 shares of HoloPak Common Stock. Harvey S. Share has the sole power to dispose of options to purchase 2,000 shares of HoloPak Common Stock. Brian Kelly has the sole power to dispose of options to purchase 8,000 shares of HoloPak Common Stock. Michael S. Mathews has the sole power to vote and dispose of 5,880 shares of HoloPak Common Stock and the power to dispose of options to purchase 12,000 shares of HoloPak Common Stock.

         (c) Other than the transactions described in Item 4 and the option grants to Robert J. Simon, Harvey S. Share, Brian Kelly, James L. Rooney and Michael S. Mathews described in Item 3, no transactions in the shares of Common Stock have been effected by the Reporting Persons within the past sixty days.

         (d) Other than Barbara M. Henagan's right to receive or the power to direct the receipt of dividends from the shares of Common Stock owned by BVP and OPIP, or otherwise as set forth in this Statement, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons' shares of Common Stock.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships
         with Respect to Securities of the Issuers.
         -----------------------------------------

         Each of the Reporting Persons has entered into the Shareholder Agreement. Such agreement was executed, among other things, in order to induce Foilmark and Foilmark Sub to enter into the Merger Agreement.

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CUSIP No. 436451 10 8               SCHEDULE 13D             Page 22 of 23 Pages
---------------------                                        -------------------



Item 7.  Material to Be Filed as Exhibits.

         1. Agreement pursuant to Rule 13d(f)(1) of the Securities Exchange Act of 1934 with respect to joint Schedule 13D filings.

         2. Shareholder Agreement, dated as of November 17, 1998, by and among Foilmark, Inc., Robert J. Simon, Bradford Venture Partners, L.P., Overseas Private Investor Partners, James L. Rooney, Brian Kelly, Michael S. Mathews and Harvey S. Share.

         3. Agreement and Plan of Merger, dated as of November 17, 1998, by and among HoloPak Technologies, Inc., Foilmark, Inc. and Foilmark Acquisition Corporation.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.


Dated:  November 25 , 1998          BRADFORD VENTURE PARTNERS, L.P.
                                    By: Bradford Associates, its general partner


                                    By:/s/Robert J. Simon
                                       -----------------------------------------
                                       Name:
                                       Title:

                                    OVERSEAS PRIVATE INVESTOR PARTNERS
                                    By: Overseas Private Investors, Ltd., its
                                        general partner


                                    By:/s/Robert J. Simon
                                       -----------------------------------------
                                       Name:
                                       Title:


                                       /s/Robert J. Simon
                                       -----------------------------------------
                                       Robert J. Simon


                                       /s/Michael S. Mathews
                                       -----------------------------------------
                                       Michael S. Mathews


                                       /s/Harvey S. Share
                                       -----------------------------------------
                                       Harvey S. Share


                                       /s/James L. Rooney
                                       -----------------------------------------
                                       James L. Rooney


                                       /s/Brian Kelly
                                       -----------------------------------------
                                       Brian Kelly